Entourage Mining Ltd.
A Mineral and Gemstone Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C2B3
OTCBB: ETGMF

Entourage Mining Ltd. Completes Due Diligence, Commences Saskatchewan Drilling

VANCOUVER, British Columbia, January 03, 2006- Entourage Mining Ltd. (the “Company) (OTCBB: ETGMF) reports that it has completed the due diligence on the Smeaton/Forte a la Corne/ Green Lake properties and the Hatchet Lake properties as described in the Company’s October 20, 2005 news release. The Company has informed the CMKM Taskforce and 101047025 Saskatchewan Ltd. that Entourage will instruct its transfer agent to issue the “Purchase Shares” (45 million shares to the CMKM Shareholders and 3,888,888 to 101047025 Saskatchewan Ltd.) in conjunction with the acquisition of these property options.

Furthermore, the Company is drilling the first target on the Smeaton area properties. The Company will report the findings as results become available.

On behalf of the Board,

Entourage Mining Ltd.

Gregory Kennedy
President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission as well as the Company's filings on the SEDAR continuous disclosure system in Canada.

Contact:

Entourage Mining Ltd.
Craig Doctor
(604) 278-4656
craig@entouragemining.com
Fax: (604) 669-4368
info@entouragemining.com
www.entouragemining.com

Telephone: 604-669-GEMS		Facsimile: 604-669-4368
Email: info@entouragemining.com